Exhibit 6.3

MASTER PURCHASE ORDER AGREEMENT

This Master Purchase Order Agreement (this “Agreement”) is made between Toys “R” Us – Delaware, Inc. (“Buyer”) and Medivie Therapeutic Ltd (“Seller”).

1.	ORDERS.

This Agreement shall apply to all purchases of products (“Products”) by Buyer from Seller (or Products supplied by Seller to Buyer through distributors), including without limitation, for all purchases of Products made by Buyer through all forms of purchase orders (“Orders”) whether issued through the electronic data interchange (“EDI”), on a drop ship basis or otherwise. This Agreement shall apply to any allowance agreements between Buyer and Seller now existing or entered into hereafter. No terms or conditions in any acceptance, acknowledgment, invoice, allowance agreement, Order or other document, or orally, which are in conflict with, different from, or in addition to this Agreement shall be binding upon Buyer unless agreed to in a writing signed by a duly authorized officer of Buyer. In the case of a conflict between any of the terms and conditions contained in this Agreement and any other terms and conditions in any other agreement or document related to or in connection with the Products, the terms and conditions in this Agreement shall control.

2.	REPRESENTATIONS & WARRANTIES

Seller hereby represents and warrants to Buyer, in addition to all warranties implied by any and all applicable laws and other legal obligations including, without limitation, local, state and federal laws, directives, rules, assessments, regulations, filing requirements, ordinances, statues, codes, judgments and civil or common law (collectively “Laws”), that the Products, together with all related packaging, labeling and other printed matter and all related advertisements furnished or authorized by Seller shall (a) be free from defects in design, workmanship or materials including, without limitation, such defects as could create a hazard to life or property; (b) be of first quality, free and clear of all liens, encumbrances, security interests, or adverse claims from original manufacturers, inventors, licensing agents, factors or any other entity; (c) be suitable for end use; (d) be manufactured, produced, packed for shipment, marked with the country of origin, and where required, registered, all in accordance with any Laws; (e) not infringe or encroach upon any party’s personal, contractual or proprietary rights, including without limitation, patent, trademark, tradename, trade dress, service mark, copyright, right of privacy or trade secret rights; (f) conform to all specifications and other descriptions set forth on the packaging for such Products; (g) possess all performance qualities and characteristics stated in advertisements issued or authorized by Seller; (h) be in conformity with all applicable Laws; (i) be in conformity with all applicable industry voluntary standards; (j) be properly stamped, tagged, labeled, branded or marked with such information as may be required by any Law; (k) be manufactured, produced, packaged, labeled, tested, certified, imported, shipped, warehoused and stored in accordance with all applicable Laws and custom regulations and requirement; and (l) be manufactured, produced and packaged in accordance with all Laws regarding the screening, hiring and employment of all labor forces, including without limitation, without the use of child labor and with the use of persons whose employment is voluntary and not through the use of prison labor or corporal punishment (or other forms of mental or physical coercion) as a form of discipline for workers or employees.

3.	PRODUCT TESTING, SAFETY REQUIREMENTS & PRODUCT RECALLS

Seller, at its sole cost and expense, shall perform, or cause to be performed, all tests on the Products required by the U.S. Consumer Product Safety Commission or any Federal, State or local government agency or authority having jurisdiction as well as any Law, applicable industry voluntary standard or Buyer requirements and shall keep for a period of not less than three (3) years certificates and/ or other sufficient documentation indicating that all applicable tests have been administered and passed. Such tests shall be conducted by laboratories acceptable to the agency or authority requiring the same and Buyer. Seller shall promptly make available, and at Buyer’s request shall promptly furnish, to Buyer copies of all such certificates and/ or other sufficient documentation and shall permit Buyer or any person or persons authorized by Buyer to inspect and make copies of all records maintained by Seller in connection with such tests. Seller shall provide to Buyer a Material Safety Data Sheet as required by Law prior to the delivery of Products to Buyer. Upon written notice to Seller, Buyer can perform or have performed any acts necessary to satisfy the requirements of this Section at Seller’s expense, which expense may be credited against any amounts owed by Buyer to Seller. In the event (i) Buyer has reasonable cause at any time to believe that any Products contain defects or hazards that could impair the fitness for purpose or durability of the Products to create a substantial risk of injury to any person or property or that the purchase, display or sale of Products by Buyer violates or will violate any law relating to the manufacture, sale, labeling, safety or transportation or Products, or (ii) Seller or a government entity initiates removal of Products from the stream of commerce (any of the foregoing a “Recall”) without limiting any of Buyer’s other remedies, Seller shall be responsible for all costs associated with any Recall, including without limitation Buyer’s lost profits in connection therewith and Seller shall undertake all corrective actions in connection with the Recall including without limitation, timely notice to Buyer of any Recall, removal of the Products from Buyer’s inventory and disposition of the recalled Products. Seller shall comply with Buyer’s Standards for Partner Conduct.

4.	INDEMINIFICATION

Seller agrees to defend, indemnify, and hold harmless Buyer, its affiliates, and their respective officers, directors, members, shareholders, employees, agents, representatives, assigns and successors (collectively the “Buyer Indemnitees”) from, and on demand reimburse, the Buyer Indemnitees for any and all damages, losses and/or expenses (including Buyer Indemnitees’ attorney’s fees and their other costs of defense) incurred in connection with any and all suits, claims, demands or liabilities whatsoever: (1) arising out of or alleged to have arisen from a breach of any of the representations, warranties or obligations of Seller under this Agreement (including any related act or omission by Seller); (2) for death, illness, personal injury or property damage, both in law and equity, arising out of or resulting in any way from any actual or alleged defect in any Products; (3) for any act or omission, negligence or willful misconduct of the Seller, its agents, employees, or subcontractors relating to Buyer’s purchase or sale of any of the Products; (4) for any actual or alleged breach of Seller’s written warranty for the Products; (5) for any actual or alleged infringement of any patent, trademark, copyright, trade secret, trade dress or other intellectual property right of a third party in connection with the Products; (6) for the Products violating any Laws; or (7) pertaining to or in connection with the content of Seller’s packaging, labeling, or advertising of the Products. In the event of a claim, lawsuit, demand or other matter covered by the Agreement, Buyer shall notify Seller in writing and provide Seller the opportunity to assume full responsibility for the defense and resolution of such claim, lawsuit, demand or matter, provided however that a) Seller, its agents, representative, attorneys or insurers shall not bind the Buyer Indemnitees in settlement without the Buyer Indemnitees’ prior written consent, and b) the Buyer Indemnitees shall be permitted to participate in its own defense at its own expense. If Seller fails to take timely action to defend any such suit then Buyer or the Buyer Indemnitees can defend such suit at Seller’s expense. This Section shall survive the expiration or earlier termination of this Agreement.

5.	INSURANCE

Seller shall, without expense to Buyer, maintain in force for a period of at least two (2) years from the date of an Order, for the mutual benefit of itself, Buyer and Buyer Indemnitees, general liability insurance, including product liability/ completed operations insurance and contractual liability insurance coverage and shall be occurrence based in an amount of at least $2,000,000, $5,000,000 or $10,000,000 (see attached schedule for requirement based upon product category) providing for the investigation, defense, and satisfaction (by settlement or otherwise) at no cost to Buyer or Buyer Indemnitees, of any liability, claim, loss, cost, expense or fee asserted against or incurred by Buyer or Buyer Indemnitees. Insurance requirements may be met by a combination of primary and excess policies which at least follow form and coverage that “drops down” for exhausted underlying aggregate limits meeting the requirements of this section. All policies must indicate that such coverage is primary, non-contributory, and not excess any coverage of Buyer or Buyer Indemnitees; contain a waiver of subrogation in favor of Buyer where permitted by law; and provide that defense costs shall not apply against coverage limits. In the event that Seller’s general liability insurance policy provides a Self-Insured Retention (“SIR”) and/ or deductible in an amount equal to or greater than $10,000,000, Seller must submit notice of the SIR and/or deductible to Buyer and obtain Buyer’s written approval thereof. Within sixty (60) days of the date of this Agreement, Seller shall cause the insurance company issuing such policy to issue a certificate of insurance (“Certificate”) and all required endorsements to Buyer confirming that such policy or policies have been issued and are in full force and effect and provides coverage to Buyer and Buyer Indemnitees as an additional insured under a broad form vendor’s endorsement, covered against Buyer’s and Buyer Indemnitees’ shared and/ or sole fault to the fullest extent permitted by law, as required by this Paragraph, and also confirming that before any cancellation, modification, or reduction in coverage of such policy, the insurance company shall give Buyer ten (10) days prior written notice of such proposed cancellation, modification or reduction. Seller is also required to provide or cause to be provided a new Certificate upon each renewal of required coverage. Buyer is not required to honor any outstanding obligations or pay any amounts to Seller unless and until the Certificate is received and approved by Buyer. The policy shall be placed with an insurance company authorized to do business in the state where this Order is applicable. All insurers shall have a Best’s rating of at least AX. Receipt by Buyer of Certificates which do not conform to the requirements in this Agreement, shall not relieve Seller of the obligation to provide insurance conforming to the requirements contained herein. The liability insurance limits shall in no way be construed as a limitation of Buyer’s or Buyer Indemnitees’ right of indemnity hereunder nor shall it in any way limit Seller’s obligations under this Agreement. Seller shall, without expense to Buyer, maintain in force Worker’s Compensation Insurance as required by applicable state laws, statutory Disability Insurance and Employer’s Liability Insurance with limits of at least $500,000.

6.	ADVERTISING:

Seller hereby grants Buyer a non-exclusive License to use any trademark, trade name, service mark or copyright which appears on the Products and all related packaging, labeling and other printed matter supplied by Seller to advertise and to promote the Products in connection with Buyer’s retail operation. Nothing herein shall be deemed or interpreted to transfer any other rights or ownership in such materials from Seller to Buyer and Buyer’s use of the foregoing trademarks, trade names and service marks shall be limited to displaying the marks as they appear on the Products or in the form provided by the Seller, it being understood that any other uses shall be subject to Seller’s prior approval and usage requirements.

7.	TITLE & RISK OF LOSS.

In the event that the Products are shipped to Buyer as F.O.B. destination point (i.e., freight prepaid), title to Products, as well as risk of loss, shall remain with Seller until the Products are received by Buyer. In the event that the Products are shipped to Buyer F.O.B. shipping point (i.e., collect), title to Products, as well as risk of loss, shall transfer to Buyer when Buyer (or its agent, including without limitation its carrier) takes possession of the Products. Notwithstanding the foregoing, title and risk of loss with regard to drop ship Products shall be transferred in accordance with Buyer’s Drop Ship Vendor Operational Manual.

8.	TERM & TERMINATION.

The term of this Agreement shall commence on the date hereof and shall continue for one (1) year thereafter. Thereafter, the term shall automatically renew for additional one (1) year periods. This Agreement may be terminated at any time by either party by giving thirty (30) days prior written notice to the other party; provided, however, that the terms and conditions of this Agreement shall survive with regard to any Order for Products issued by Buyer (and with regard to any Products received by Buyer) prior to the termination date.

9.	PAYMENT, CANCELLATION, DISPOSAL OF PRODUCTS & TAXES

(a)	Except as otherwise set forth below in this paragraph, invoices for Orders shall be dated the later of (i) the date of Seller’s invoice or (ii) the date of receipt of Products at Buyer’s receiving location, in accordance with the terms of the Order. Net bills shall be paid according to the terms of the Order. If Orders are subject to anticipation for prepayment then such Orders shall be computed from the date of Buyer’s receipt of the Products. Buyer’s obligations to make payments to Seller pursuant to the Order shall be subject to any markdown, return or damaged goods allowance, advertising allowance agreed to by Buyer and Seller in writing.

(b)	Buyer reserves the right to withhold any payments (or portions thereof) due to Seller or its affiliates without penalty or forfeiture that Buyer disputes in good faith, whether under this Agreement or otherwise, until such dispute between Buyer and Seller is settled. Any claims for defective Products, shortages, returns, damages, or any other claim of setoff asserted by Buyer as result of Seller’s failure to comply with the terms and conditions of this Agreement or arising from any other claims by Buyer against Seller or its affiliates will be charged back to Seller or the amount thereof deducted from payments to be made to Seller or its affiliates or will be promptly refunded to Buyer by Seller, in Buyer’s discretion. Any Products delivered or shipped in violation of Buyer’s requirements, the terms and conditions of this Agreement or the Order will be subject to deviation charges, handling charges and other reasonable costs, which will be charged back to the Seller.

(c)	Buyer may cancel an Order, or any part thereof, by notice to Seller if Seller fails to comply with the terms and conditions of this Agreement. Furthermore, Buyer may cancel an Order if Seller becomes insolvent or makes a general assignment for the benefit of creditors or files or has filed against it a petition of bankruptcy or for reorganization, or pursues any other remedy under any other law relating to the relief from debtors or in the event a receiver is appointed for Seller’s property or business. In addition, Buyer may cancel an Order in whole or in part at any time, for its sole convenience, upon thirty (30) days prior notice to Seller. In such event, Buyer shall pay to Seller the amounts due for Products shipped in accordance herewith prior to the Order cancellation date. In the event of cancellation of any Order for any reason, Seller shall, prior to disposing of the Products, remove all of Buyer’s proprietary marks (including trademarks, logos and names) and identifying tickets, labeling and packaging. Under no circumstances shall Seller sell or otherwise transfer any Products bearing or otherwise depicting or using any of Buyer’s trademarks, logos, trade names, copyrights patents or other intellectual property rights to any third party without Buyer’s prior written consent which may be withheld in its sole and absolute discretion.

(d)	Buyer shall have the right to sell or otherwise dispose of Products by any means, including without limitation, reselling, liquidating, salvaging or recycling the Products.

(e)	The Products are being purchased by Buyer for resale. Buyer acknowledges that it holds valid resale numbers in all states where Buyer is licensed to do business (excluding states not recognizing sales for resale as sales tax exempt). Seller shall furnish Buyer, when required by law, to the attention of Buyer’s Tax Department, the appropriate exemption certificate which shall be completed by Buyer and returned to Seller. Buyer’s “Blanket Resale Certificate” may be substituted by Buyer, if permitted by Law.

10.	CONFIDENTIALITY:

During the Term hereof and at all times thereafter, each party (the “Receiving Party”) shall keep confidential and shall not use except in the performance of the transactions contemplated by this Agreement, any proprietary, technical or other business information of the other party (the “Disclosing Party”) including, without limitation, disclosure of the fact the Buyer has ordered Products; disclosure to any third party of any designs, specifications, trademarks, intellectual property tools provided by or on behalf of Buyer to Seller; any of the terms associated with this Agreement; pricing information an any financial data; as well as other confidential and proprietary information related to patents, copyrights, trademarks, trade secrets, technological developments or other proprietary materials; all of which a party has obtained or may obtain during the Term of this Agreement, (collectively, the “Confidential Information”). The Receiving Party shall, at all times both during the term of this Agreement and thereafter, keep all such Confidential Information in confidence and trust. The Receiving Party shall not use such Confidential Information other than as expressly permitted herein or by the Disclosing Party’s approval. The Receiving Party agrees to return to the Disclosing Party any written, printed or other materials embodying such Confidential Information and/ or materials, including all copies or excerpts thereof, given to or acquired by the Receiving Party in connection with this Agreement. The Receiving Party shall not directly or indirectly disclose to the public or to any nonessential person and/ or entity any of the terms of this Agreement without the Receiving Party’s prior approval, unless otherwise required to do so by any Law; provided, however, that the Receiving Party will provide the Disclosing Party with prompt notice of any such requirement so that the Disclosing Party may seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information. It is understood that the following shall not constitute Confidential Information and shall not be subject to the provisions of this agreement: (i) any information which is or becomes generally available to the public through no fault of the Receiving Party; (ii) any information which is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or its representatives, provided that such source is not known to us to be bound by a confidentiality agreement with the Receiving Party; or (iii) any information that is independently developed by the Receiving Party without reliance on the Confidential Information. Each party acknowledges and agrees that damages at law will be an insufficient remedy to the other party in the event that any of the covenants contained in this Section are violated. Accordingly, in addition to any other remedies or rights that may be available to the Disclosing Party, the Disclosing Party shall also be entitled, upon application to a court of competent jurisdiction, to obtain injunctive relief to enforce the provisions of Section 10, and in any proceeding in which the Disclosing Party attempts to specifically enforce any or all such covenants, each party hereby waives the defense that an adequate remedy at law exists. This Section shall survive the expiration or earlier termination of this Agreement.

11.	CONSTRUCTION:

The parties agree that each party has reviewed this Agreement and has had an opportunity to seek the advice of counsel and that the normal rules of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments hereto.

12.	GOVERNING LAW.

This Agreement shall be governed by and construed in accordance with the laws of the state of New Jersey, without giving effect to the principles of choice or conflicts of laws thereof. The parties consent to the exclusive jurisdiction of the state court located in Passaic County, New Jersey or the federal court located in Newark, New Jersey, waive any objection thereto on the basis of personal jurisdiction or venue, and irrevocably and unconditionally waive any right such party may have to a trial by jury covering any litigation directly or indirectly arising out of or relating to this Agreement. Neither this Agreement nor any of the rights hereunder may be transferred or assigned by either party hereto without the prior written consent of the other party.

13.	MODIFICATIONS, WAIVERS, AMENDMENTS & NOTICES.

No modification, amendment or waiver of any of the provisions contained in this Agreement shall be binding unless made in writing and signed by both parties. The failure or delay by either party to enforce any of said party’s rights under this Agreement shall not be construed as a continuing waiver of such rights. Any notice required or which may be given hereunder shall be in writing and sent by either overnight mail or certified mail to the other party. A copy of any notices to the Buyer shall also be sent to the attention of the Buyer’s General Counsel.

14.	ENTIRE AGREEMENT.

This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements, representation, warranties and understandings, written or oral, with respect thereto.

IN WITNESS WHEREOF, this Agreement is made effective as of the date first written below.

Toys “R” Us – Delaware, Inc.	__________________

By: _____________________	By: _______________________

Name (print): _______________	Name (print): _______________

Title: ______________________	Title: ______________________

Date: ______________________	Date: ______________________

Address: One Geoffrey Way, Wayne, NJ 07470	Address: ___________________

Insurance Requirements Schedule

Seller must meet the highest requirement for the assortment of products being sold. General Liability Insurance will be written on an occurrence form and name Toys “R” Us-Delaware, Inc. as an additional insured on the policy or policies, and provide the endorsement with the

Certificate of Insurance.

Vendor Insurance Requirement $2,000,000:

Magazines; Stationary; Puzzles; Games; Storage Bins; Wrapping Paper/ Gift Bags/Bows; Greeting Cards; Kids Room Décor (clocks/wall hangings/posters/calendars); Souvenir Novelty; Books; Party Plates/Balloons/Candles/Favors; Card Collectibles/Trading Cards; Reusable Bags; Holiday Stockings/Baskets; Diaper Bags/Accessories

Vendor Insurance Requirement $5,000,000:

Infant/Preschool Toys; Video Game/Accessories/Movies; Bikes; Balls/Gloves/Nets/Racquets/Bats; All Apparel; Core Toys; Electronics; Car Seat Accessories; Jewelry/Watches/Accessories; Food/Candy; Musical Instruments; Batteries (9V/AAA/AA/C/D); Dress Up/Role Play/Costumes; Plush; Skates/Skateboards; Science; Diapers/Wipes/Formula/Baby Food; Lamps; Kids Furniture (Excluding Mattresses)/Table & Chair Sets/Desks; Infant Bottles/Feeding/Toddler Feeding; Potties/Step Stools/Gates/Diaper Pails; Pacifiers/Teethers; Bibs/Bath Towels/Changing Pads & Covers; Infant Bedding/Bumpers/Pillows; Hampers; Breast Pumps/Accessories; Nursing Pillows; Water Toys/Pool Accessories (Non-Flotation); Arts/Crafts/Molding Clay; Housewares & Appliances; HBA; Helmets/Protective Gear; Remote Control Toys

Vendor Insurance Requirement $10,000,000:

Battery Operated Ride Ons; Outdoor Environmental Playsets (Swing Sets); Trampolines; Motorized Scooters; Inflatable Slides; Inflatable Ball Pits; Tents/Tunnels; Climbers; Flotation Devices; Pools; Water Slides; Sleds/Snow Boards/Inflatables; Grill/Fire Pits; Cribs/Dressers/other Infant Furniture/Changing Tables; Gliders/Ottomans; Mattresses; Tall Shelving/Storage Units; Infant Positioners; Baby Seats; Baby Gear (Strollers/Jogging Strollers/ Car Seats); Monitors; Hi Chairs; Bassinets/Co-Sleepers; Infant Swings; Travel Yards; Baby Walkers/Entertainers/Bouncers/Jumpers; Infant Carriers/Slings/Moses Baskets; Bath Tubs